PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

A[280 Trumbull Street, Hartford, Connecticut 06103 ]

CONTRACT OWNER: B[Prudential Retirement Insurance and Annuity Company Trust)]
TRUSTEE: C[Wells Fargo Bank, N.A., as Trustee for the Prudential Retirement Insurance and Annuity Company Trust]
GROUP ANNUITY CONTRACT NUMBER: D[GA-00001]
EFFECTIVE DATE: E[The date the trustee signs the application for the PRIAC Trust.]
CONTRACT JURISDICTION: F[Iowa]
In consideration of payments received under this Contract, Prudential Retirement Insurance and Annuity Company (herein called ”PRIAC”, "we", "our" or "us") agrees to issue Annuity Certificates and pay annuity benefits in accordance with, and subject to, the terms and conditions of the Annuity Certificates and this Contract. In the event of any conflict between the terms of this Contract and any Annuity Certificate, the terms of the Annuity Certificates will control.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY:

G[

]
G[President]

GROUP FLEXIBLE PURCHASE PAYMENT DEFERRED ANNUITY NON-PARTICIPATING
VARIABLE ALLOCATION OPTIONS AND/OR FIXED RATE OPTIONS MAY BE MADE AVAILABLE

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CONTRACT PROVISIONS

Term of the Contract
This Contract is effective on the date shown on its face page. Either PRIAC or the Trustee may end this Contract at any time by giving at least 60 days’ notice. The termination will be effective as of the date specified in such notice. Termination of this Contract will not affect certificates issued prior to such termination.

Eligible Groups
H[
(a)Individuals exercising a contractual conversion privilege under a Prudential Retirement Insurance and Annuity Company group annuity funding an employment based retirement plan, who purchase this annuity in connection with a direct rollover of assets to a custodial account established as I[an individual retirement account as described in Section 408(a) of the Internal Revenue Code, as amended, (the “Code”) or a Roth individual retirement account as described in Section 408A of the Code] under this group annuity;

(b)Any other Individual who are participants under a qualified group pension or profit sharing plan, a government sponsored 457 deferred compensation plan or a tax- deferred annuity plan under Section 403(b) of the Code, for which PRIAC or an affiliate provide recordkeeping services, who make a qualified rollover to a Prudential sponsored I[individual retirement account as described in Section 408(a) of the Code or a Roth individual retirement account as described in Section 408A of the Code] under this group annuity, under which the IncomeFlex product is an available investment option; or
(c)Individuals that have, or intend to establish, I[a individual retirement account as described in Section 408(a) of the Code or a Roth individual retirement account as described in Section 408A of the Code] under this group annuity with Prudential, who are seeking to include the IncomeFlex product as an investment within their custodial account.]
Eligible Purchasers

Each member of the Eligible Groups shall be eligible to purchase an Annuity from PRIAC under this Contract.

Annuity Certificates
PRIAC will issue Annuity Certificates to each Eligible Purchaser that purchases an annuity under this Contract that sets forth the terms of such annuity (“Annuity Certificates). The Annuity Certificates will be substantially in the form attached hereto subject to any state variations and filing requirements of applicable state insurance departments. In the event of any conflict between the terms of this Contract and any Annuity Certificates, the terms of the Annuity Certificates will control. PRIAC may offer additional benefits or enhancements to the benefits under the Annuity Certificates, change or modify the terms of Annuity Certificates to be offered without any affect on annuities purchased under this Contract prior to the effective date of such

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changes, and/or withdraw offering certain annuity certificates and any respective riders/endorsements.

Proof of Continued Existence
Before we make a payment under any annuity, we have the right to require proof of continued life and any other documentation we need to make a payment. We can require this proof for any person whose life or death determines whether or to whom we must make the payment. We may withhold making payment until receipt of such evidence.

Nonparticipation
This Contract does not share in our profits or surplus earnings.

Governing Law
This Contract will be governed by, and interpreted in accordance with, the laws (excluding conflicts of laws rules) of the Contract jurisdiction and, to the extent applicable, federal law.

Exclusive Benefit
This Contract is established for the exclusive benefit of any Eligible Purchasers, Eligible Spouses (as defined in the Annuity Certificates) or Beneficiary.

Entire Contract:
This Contract, including the certificates issued hereunder and the Application and any amendments constitute the entire Contract.

Modification of the Contract
This Contract may be modified at any time by agreement between the Contract Owner and us. No modification affects the rights under certificates issued or the amount or term of any annuities begun prior to the effective date of the modification unless it is required to conform the Contract to any federal or state statutes. No modification of this Contract affects the method by which annuity value is determined for certificates issued prior to the effective date of the change.

Only our President, a Second Vice President, a Vice President or Secretary may execute an amendment or supplement to change, modify or waive any provisions of this Contract.

Claims of Creditors
To the extent permitted by law, no payment under this Contract is subject to the claims of the creditors of the Trustee, Contract Owner, or any Eligible Purchasers, Eligible Spouse (as defined in the Annuity Certificates) or Beneficiary.

Assignment
This Contract may not be assigned without our prior written consent. We are not responsible for the validity of any assignment by an Eligible Purchaser.

Good Order: Good order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in good order if it is received (and where applicable, processed) at our office: (a) in a form that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic transmission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

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